SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE

SECURITIES EXCHANGE ACT OF 1934

May 15, 2018

Commission File Number: 001-32827

MACRO BANK INC.

(Translation of registrant’s name into English)

Sarmiento 447

Buenos Aires C1 1041

Tel: 54 11 5222 6500

(Address of registrant’s principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐	No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐	No ☒

INDEX

1.	Translation of a submission from Banco Macro to the CNV dated on May 15, 2018.

Buenos Aires, May 15th 2018.

To

BYMA

Re.: Sect. 63 BYMA Listing Rules and Regulations

Dear Sirs,

In compliance with the provisions set forth in Sect. 63 of the rules in force, we hereby provide the following information regarding the quarterly balance sheet for the period ended March 31st 2018:

Figures in thousand AR$

(i) Income for the fiscal year – Profit	3,542,183
Attributable to company’s shareholders – Profit	3,542,183
Attributable to non-controlling participating interests	0
(ii) Other integral income - Profit	8,509
(iii) Total income for the year - Profit	3,550,692
Attributable to company’s shareholders – Profit	3,550,692
Attributable to non-controlling participating interests	0

(iv) Net Shareholders’ Equity	50,085,714
Capital stock	669,663
Stock issuance premium	12,428,461
Adjustments to Shareholders’ Equity	4,511
Other integral income	213,069
Legal Reserve	4,994,932
Optional Reserve	15,368,454
Retained Earnings – Profit	16,406,624
Attributable to non-controlling participating interests	0

Below please find information on the number of shares, broken down into Class A and Class B shares held by the major shareholders:

Shareholders	Class A Shares	Class B Shares	Capital Stock	Participating Interest %
Major Shareholders	10,261,879	212,457,626	222,719,505	33.26%
Other	973,791	445,969,725	446,943,516	66.74%
Total	11,235,670	658,427,351	669,663,021	100.00%

The major shareholders have no debt instruments convertible into shares or stock purchase options to acquire shares of the company.

The major shareholders are Messrs. Jorge Horacio Brito and Delfín Jorge Ezequiel Carballo, who have established their domicile at Sarmiento 447, 7th floor, and at Juana Manso 555, 6th floor, respectively, both in the Autonomous City of Buenos Aires.

Sincerely,

Jorge Francisco Scarinci

Chief Financial Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

Date: May 15, 2018

MACRO BANK INC.

By:	/s/ Jorge Francisco Scarinci
Name: Jorge Francisco Scarinci
Title: Chief Financial Officer